EXHIBIT 4

                  [ON JACKSON BOULEVARD FUND, LTD. LETTERHEAD]


   December 17, 1997
   VIA FACSIMILE AND
   VIA FEDERAL EXPRESS

   Damen Financial Corporation
   200 West Higgins Road
   Schaumburg, Illinois 60195-3788

   Attn: Janine M. Poronsky, Secretary

        Re:  Stockholders Proposal

   Dear Ms. Poronsky:

             I am the beneficial owner of 246,400 shares of the common stock, par value $.01 per share (the "Common Stock") of Damen Financial Corporation (the "Company"). In addition, I am the President of Jackson Boulevard Fund, Ltd. ("Jackson Fund") which is the General Partner of Jackson Boulevard Equities, L.P. ("Jackson Equities"). Jackson Equities is the beneficial owner of 116,000 shares of the Company's Common Stock. The record address of Jackson Equities, and myself as it appears on the Company's books, is 53 West Jackson Boulevard, Chicago, Illinois 60604.

             On behalf of myself and Jackson Equities, I hereby give notice of my intent to introduce the enclosed stockholders resolution (the "Proposal") at the 1998 annual meeting of stockholders of the Company pursuant to Article 1, Section 6(b) of the Company's By-laws. I know of no material interest of either Jackson Equities or myself in such Proposal aside from our interest as a stockholder in the Company.

             As indicated, the undersigned intends to present the Proposal at the annual meeting of stockholders and requests that the Proposal and the accompanying Supporting Statement be included in the Company's proxy materials for the 1998 annual meeting. If the Company elects not to include the Proposal and Supporting Statement in the Company's proxy materials, the undersigned intends, in compliance with federal securities laws, to distribute such materials to stockholders and to solicit proxies in favor of the Proposal.

             Notice is further given pursuant to Article 1, Section 6(c) of the Company's By-laws that the undersigned intends to nominate himself, Paul Duggan, and Vincent Cainkar, as nominees for directors to be elected at the 1998 meeting of stockholders. I shall provide supplementally all information relating to such nominees that is required to be disclosed in solicitations for proxies for election of directors, or as otherwise required, pursuant to Regulation 14a under the Securities Exchange Act of 1934, as amended, including each of such person's written consent to being named in the Proxy Statement as a nominee and to serving as a director if elected. This information will be provided to you prior to the time period set forth in Section 6(c), but I am providing you with advance notice as a courtesy in connection with your preparation of the Proxy Statement and Proxy.

             Please do not hesitate to call should you have any questions.

                                 Very truly yours,
                                 /s/ Paul Duggan
                                 Paul Duggan

   RESOLUTION

             RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through a sale or merger of the Company, hereby request that the Board of Directors promptly proceed to effect such a sale or merger by (i) retaining a leading qualified investment banking firm for the specific purpose of soliciting offers to acquire the Company by sale or merger and
   (ii) establishing a committee of the Board of Directors consisting of all directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.

   SUPPORTING STATEMENT

             I believe that in view of the poor historical returns of the Company and the failure by management to improve the Company's performance, the best method of maximizing stockholder value is the creation of a committee of independent directors and the engagement of an investment banking firm to actively explore the possiblity of the sale or merger of the Company.

             The Company has been "public" for a little over two years and the indices of stockholder value, efficiency ratio, return on equity, return on assets and percentage price increase are all well below peer group averages. The Company has shown a steady downward trend. Net earnings per share (exclusive of the SAIF special assessment) were $.17 per share for the quarter ended September 30, 1996, as compared to only $.16 per share for the quarter ended September 30, 1997. The efficiency ratio for the 12 months ended September 30, 1997, has worsened to 70.84% from the previous year's 61.11%. Return on average equity for the 12 months ended September 30, 1997, was 3.45% and return on average assets .75%, results far below industry standards of 10.1% and 1.03%, respectively. The Company's stock price also continues to stagnate near book value at a time when the market price of its peer group, capitalized thrifts with 16% to 20% capital, trade at approximately 130% of book value and Midwestern banks at approximately 200% of book value. As further evidence of the poor performance of the Company's Common Stock, the recent acquisition price of Chicago area thrifts sold during the first three quarters of 1997, has been as high as 200% of book value and nationally has averaged 249% of book value for banks with less than $500 million in assets.

             Management has failed to effectively correct these inherent weaknesses in the Company. The Company's attempt to repurchase its stock has failed to enhance stockholder value. In addition, management has lost an opportunity to grant a one time special return of capital (tax-free dividend). The Internal Revenue Service never approved the Company's application to make such dividend and could not have approved such application in my opinion as a result of the Company's filing of a consolidated return. The consolidated filing was done in spite of my specific advice not to file a consolidated return so as to allow the Company to make the tax free distribution.

             Management has ignored requests made by several stockholders including myself to seek outside professional assistance to enhance stockholder value. Consequently, I recommend out of fairness to stockholders of the Company that the Board of Directors engage an investment banker and create a special committee to pursue a sale of the Company to maximize stockholder value and better serve the interests of all the stockholders.